02041000

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

English version

of

"Report on Publication of Information on the Company"

concerning

the sale of part of the Company's holdings in THOMSON multimedia.

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. Filing of Reports on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on June 5, 2002 with the Exchanges a Report on Publication of Information on the Company concerning the sale of part of its holdings in THOMSON multimedia (the "Report"). The Report is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On June 5, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the reports with the Exchanges.

2. Outline of the Report

Following is the English version of the matter disclosed.

NEWS RELEASE

Empowered by Innovation NEC

June 5, 2002

Press Release

Media Contact:
Daniel Mathieson
Corporate Communication Division
NEC Corporation
+ 81-3-3798-6511
d-mathieson@bu.jp.nec.com

NEC to sell part of its holdings in THOMSON multimedia

TOKYO June 5th, 2002 –NEC Corporation ("NEC") (NASDAQ: NIPNY) (FTSE: 6701q.l) announced today that NEC decided to sell part of its holdings in THOMSON multimedia S.A. ("TMM") shares of common stock as outlined below. This decision is part of NEC's plan to downsize its balance sheet over the next two (2) years, and the extended relationship between TMM and NEC does not change. It is the intention of NEC that NEC continues to hold the remaining three (3) million TMM shares.

1. Outline of the planned sale

(1) NEC's holdings in TMM before sale:	13.9 million shares (4.96%)
(2) Number of shares to be sold by NEC:	10.9 million shares
(3) NEC's holdings in TMM after sale:	3.0 million shares (1.07%)

2. Method of planned sale

Placement with institutional investors

3. Date of planned sale

In the first half of this fiscal year ending September 30, 2002.

4. Effect on NEC 's financial results for the first half of this fiscal year ending September 30, 2002

NEC is expected to record certain capital gain as a result of the sale of TMM shares. However, the estimated amount of the capital gain has been reflected in and will not affect the forecasts of NEC's financial results for the first half of this fiscal year ending September 30, 2002, which was announced on April 25, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhiro Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: June 6, 2002